SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (Ammendment # 1)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           Avalon Holdings Corporation
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                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    05343P109
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                                 (CUSIP Number)

                                December 31, 2002
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             (Date of Event which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [_] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [_] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 Pages

CUSIP NO.  05343P109
           ---------
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     DANIEL R. TISCH
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (A) [_]
                                                                         (B) [_]
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3    SEC USE ONLY


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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
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                    5    SOLE VOTING POWER

                         177,400
   NUMBER OF        ------------------------------------------------------------
    SHARES          6    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              -0-
     EACH           ------------------------------------------------------------
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                177,400
                    ------------------------------------------------------------
                    8    SHARED DISPOSITIVE POWER

                         -0-
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     177,400
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [_]
     (SEE INSTRUCTIONS)

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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.6%
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12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
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                                Page 2 of 5 Pages

ITEM 1(A)   Name of Issuer:

            Avalon Holdings Corporation. (the "Issuer")

ITEM 1(B)   Address of Issuer's Principal Executive Offices:

                 One American Way
                 Warren, Ohio 44484

ITEM 2(A)   Name of Person Filing:

            Daniel R. Tisch ("Mr. Tisch")

ITEM 2(B)   Address of Principal Business Office or, if none, Residence:

                 Mentor Partners, L.P.
                 500 Park Avenue
                 New York, New York  10022

ITEM 2(C)   Citizenship:

            Mr. Tisch is a United States citizen.

ITEM 2(D)   Title of Class of Securities:

            Class A Common stock, par value $0.01 par value (the "Common Stock")

ITEM 2(E)   CUSIP Number:

            05343P109

ITEM 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR
            (C), CHECK WHETHER THE PERSON FILING IS A:  N/A

         (a)       [_] Broker or Dealer registered under Section 15 of the
                   Exchange Act.

         (b)       [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

         (c) [_] Insurance Company as defined in Section 3(a)(19) of the Exchange Act.

         (d) [_] Investment Company registered under Section 8 of the Investment Company Act.

         (e)       [_] An investment adviser in accordance with Rule
                   13d-1(b)(1)(ii)(E);

         (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);


                                Page 3 of 5 Pages

         (g) [_] A parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

         (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

         (j)       [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP.

         Mr. Tisch has sole voting power and sole dispositive power as to 177,400 shares of Common Stock, which include 102,400 shares held by Mentor Partners, L.P. and 75,000 shares held by TowerView LLC. Based upon a total of 3,185,240 shares reported as outstanding by the Issuer as of November 7, 2002, the percentage of outstanding Common Stock owned by Mr. Tisch is 5.6%, which includes 3.2% held by Mentor Partners, L.P. and 2.4% held by TowerView LLC.

         Mentor Partners, L.P. is a Delaware limited partnership whose sole general partner is WTG & Co., L.P., a Delaware limited partnership whose sole general partner is D. Tisch & Co., Inc., a Delaware corporation. Mr. Tisch owns all of the stock of D. Tisch & Co., Inc. and is its chief executive officer and sole director. TowerView LLC is a Delaware limited liability company of which Mr. Tisch is the managing member. Accordingly, Mr. Tisch has sole voting power and dispositive power over the shares of Common Stock held by Mentor Partners, L.P. and TowerView LLC.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. N/A

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

         N/A


                                Page 4 of 5 Pages

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         N/A

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

February 11, 2003


                                                    /s/ Daniel R. Tisch
                                             -----------------------------------
                                                       Daniel R. Tisch


                                Page 5 of 5 Pages